Exhibit 99.3
Sify Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road,
Taramani, Chennai 600 113, India.
P R O X Y    F O R M
Annual General Meeting 2004 — 05
Folio No: ...............
I / We ............................................................... of ..................................... in the district of ........................................... being a member / members of the above named Company, hereby appoint Mr / Ms. ......................................................... in the district of ............................ as my / our Proxy to attend and vote for me / us on my / our behalf at the Ninth Annual General Meeting of the Company to be held at the Registered Office at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113, India, on Tuesday, October 25, at 10.00 A.M. and at adjournment thereof.
Signed this .................... day of ........................................2005.
Address:
... ..................................................................................................................................................................................
Signature ......................................................
Note: The proxy form duly completed must be deposited at the Registered Office at Tidel Park, 2nd Floor, Canal Bank Road, Taramani, Chennai 600 113, India, not less than 48 hours before the time for holding the meeting. A proxy need not be a member.
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A T T E N D A N C E    S L I P

.......................................................	...................................................................

Full Name of the Shareholder (in block letters)	Signature

Folio No. ..................	No. of shares held : .................................

.......................................................	...................................................................
Full Name of the Proxy (in block letters)	Signature
(To be filled in by the Proxy who attends instead of the member)
Note: Shareholders attending the meeting in person or by proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.